Exhibit 99.1

Zhihu Announces Receipt of NYSE Notification Regarding ADS Trading Price Requirement

BEIJING, China, December 29, 2023 — Zhihu Inc. (NYSE: ZH; HKEX: 2390) (“Zhihu” or the “Company”), a leading online content community in China, today announced that it has received a letter from the New York Stock Exchange (the “NYSE”) dated December 28, 2023, notifying the Company that it is below compliance standards due to the trading price of Zhihu’s American depositary shares (the “ADSs”). The notice has no immediate impact on the listing of the Company’s ADSs, which will continue to be listed and traded on the NYSE, subject to the Company’s compliance with other listing standards and other rights of the NYSE to delist the ADSs. The NYSE notification does not affect the Company’s business operations, its U.S. Securities and Exchange Commission reporting requirements, or contractual obligations.

Pursuant to Section 802.01C of the NYSE Listed Company Manual, a company will be considered to be below compliance standards if the average closing price of its security as reported on the consolidated tape is less than US$1.00 over a consecutive 30 trading-day period. Once notified by the NYSE, the Company must bring its security price and average security price back above US$1.00 by six months (the “Cure Period”) following receipt of the notification. The Company can regain compliance at any time during the Cure Period if on the last trading day of any calendar month during the Cure Period the Company’s ADSs have a closing price of at least US$1.00 per ADS and an average closing price of at least US$1.00 per ADS over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the Cure Period, both a US$1.00 per ADS closing price on the last trading day of the Cure Period and a US$1.00 per ADS average closing price over the 30 trading-day period ending on the last trading day of the Cure Period are not attained, the NYSE will commence suspension and delisting procedures.

To address this issue, Zhihu intends to monitor the market conditions of its listed ADSs and is considering its options. As required by the NYSE Listed Company Manual, the Company expects to notify the NYSE of its intent to cure its ADS trading price deficiency within the applicable time period required by the NYSE.

About Zhihu Inc.

Zhihu Inc. (NYSE: ZH; HKEX: 2390) is a leading online content community in China where people come to find solutions, make decisions, seek inspiration, and have fun. Since the initial launch in 2010, we have grown from a Q&A community into one of the top comprehensive online content communities and the largest Q&A-inspired online content community in China. For more information, please visit https://ir.zhihu.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC and the Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhihu Inc.

Email: ir@zhihu.com

Piacente Financial Communications

Helen Wu

Tel: +86 (10) 6508-0677

Email: zhihu@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1 (212) 481-2050

Email: zhihu@tpg-ir.com

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